UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
	            Washington, D.C. 20549

	                SCHEDULE 13G

          Under the Securities Exchange Act of 1934

		     (Amendment No.  )*


               21st CENTURY HOLDING COMPANY
                      (Name of Issuer)

                        Common Stock
              (Title of Class of Securities)

                         90136Q100
                      (CUSIP Number)

			May 25, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90136Q100


1.  	Names of Reporting Persons.
   	I.R.S. Identification Nos. of above persons
	(entities only).

	LEON G. COOPERMAN


2. Check Appropriate Box if a Member of a Group

	(a)   [  ]
	(b)   [ X]

3. SEC Use Only

4. Citizenship or Place of Organization:

	UNITED STATES


		5.  Sole Voting Power
Number of	        389,000
Shares Bene-	6.  Shared Voting Power
ficially  	          0
Owned by	7.  Sole Dispositive Power
Each Report-	        389,000
ing Person	8.  Shared Dispositive Power
With:		          0



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person:	   389,000


10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares [    ]


11.  Percent of Class Represented by Amount in Row (9):
		   7.0%

12.  Type of Reporting Person

          	   IN



Item 1(a)	Name of Issuer:

	21st Century Holding Company (the "Issuer").


Item 1(b)	Address of the Issuer's Principal Executive
		Offices:

	3661 W. Oakland Park Blvd.
	Suite 300
	Lauderdale Lakes, FL 33313


Item 2(a)	Name of Person Filing:

	This statement is filed on behalf of Leon G. Cooperman
("Mr. Cooperman").

	Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Investors, L.P. ("Investors LP") and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

	Mr. Cooperman is the ultimate controlling person of Associates, Investors LP, and Equity LP.


Item 2(b)   Address of Principal Business Office or, if None,
	    Residence:

	The address of the principal business office of each of Mr. Cooperman, Investors LP, and Equity LP is 88 Pine Street, Wall
Street Plaza - 31st Floor, New York, New York 10005.


Item 2(c)   Citizenship:

	Mr. Cooperman is a United States citizen.


Item 2(d)   Title of Class of Securities:

	Common Stock (the "Shares")


Item 2(e)   CUSIP Number: 90136Q100


Item 3.	    If this statement is filed pursuant to
	    Sections 240.13d-1(b) or 240.13d-2(b) or (c):

	This Item 3 is not applicable.

Item 4.	    Ownership:


Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

	Mr. Cooperman may be deemed the beneficial owner of 389,000 Shares which constitutes approximately 7.0% of the total number of Shares outstanding. This is based on the Company's Form 10-K/A for the year ended December 31, 2004 which reflected 5,558,347 Shares outstanding as of June 30, 2004.

	This consists of 50,000 Shares owned Investors LP and
339,000 Shares owned by Equity LP.


Item 4(c)   Number of Shares as to which such person has:


(i)  	Sole power to vote or to direct the vote:

     		389,000

(ii) 	Shared power to vote or to direct the vote:

        	   0

(iii) 	Sole power to dispose or to direct the  disposition of:

	       389,000

(iv)  	Shared power to dispose or to direct the  disposition of:

	           0


Item 5.	     Ownership of Five Percent or Less of a Class:

	This Item 5 is not applicable.

Item 6.	     Ownership of More than Five Percent on Behalf of
	     Another Person:

	This Item 6 is not applicable.

Item 7.	     Identification and Classification of the Subsidiary
	     Which Acquired the Security Being Reported on by the
	     Parent Holding Company:

        This Item 7 is not applicable.

Item 8.	     Identification and Classification of Members of the
	     Group:

        This Item 8 is not applicable.

Item 9.	     Notice of Dissolution of Group:

        This Item 9 is not applicable.

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

			SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: May 31, 2005




LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Investors, L.P. and
Omega Equity Investors, L.P.



By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).